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As filed with the Securities and Exchange Commission on May 13, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
TO
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Siliconix incorporated
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
and
Vishay TEMIC Semiconductor Acquisition Holdings Corp.
(Offerors)
(Names of filing persons (identifying status as
offeror, issuer or other person))
 Common Stock, Par Value $0.01 per Share
(Title of class of securities)
 82707920 3
(CUSIP numbers of class of securities)

Richard N. Grubb
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies To:
Avner Z. Lahat, Esq. Vishay Intertechnology, Inc. 63 Lincoln Highway Malvern, Pennsylvania 19355-2143 (610) 644-1300	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No.    82707920 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vishay Intertechnology, Inc. 38-1686453

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 28,540,363
Beneficially
Owned by Each		8.	Shared Voting Power none
Reporting
Person With		9.	Sole Dispositive Power 28,540,363

		10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,540,363

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 95.5%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO filed on April 12, 2005 and amended on April 22, 2005, April 25, 2005, April 27, 2005, May 2, 2005, May 5, 2005, May 10, 2005, and May 11, 2005 by Vishay Intertechnology, Inc. ("Vishay") and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC"), a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Vishay TEMIC to exchange shares of Vishay common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated that Vishay and its subsidiaries do not own.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Completion of the Offer

        The offer expired at 5:00 p.m., New York City time, on May 12, 2005. Pursuant to the offer, 4,510,363 shares of Siliconix incorporated were tendered. The shares tendered represent 77.1% of the shares of Siliconix that were not owned by Vishay, thus satisfying the minimum condition of the offer. Vishay will issue 3.075 shares of its common stock for each share of Siliconix stock tendered pursuant to the offer, or a total of approximately 13,869,000 shares. Cash will be paid in lieu of fractional shares of Vishay.

Item 12.    Exhibits.

Exhibit Number	Description
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(20)	Press release dated May 12, 2005 announcing the results of Vishay's offer (incorporated by reference to Exhibit 99 to Vishay Intertechnology Inc.'s current report on Form 8-K filed on May 13, 2005).

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005

VISHAY INTERTECHNOLOGY, INC
By:	/s/ RICHARD N. GRUBB
Name: Richard N. Grubb Title: Executive Vice President, Treasurer and Chief Financial Officer
VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
By:	/s/ RICHARD N. GRUBB
Name: Richard N. Grubb Title: Vice President and Treasurer

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